UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14F-1

Information Statement

Pursuant to Section 14(f) of the

Securities Exchange Act of 1934

and Rule 14f-1 Promulgated Thereunder

IMAGING3, INC.

(Exact name of registrant as specified in its corporate charter)

Delaware
(State or other jurisdiction of Incorporation or Organization)

000-50099	95-4451059
(Commission File Number)	(IRS Employer Identification No.)

10866 Wilshire Blvd., Suite 225

Los Angeles, California 90024

(Address of Principal Executive Offices and Zip Code)

(310) 575-1175

(Registrant’s telephone number, including area code)

July 11, 2019

Imaging3, Inc.

10866 Wilshire Blvd., Suite 225

Los Angeles, California 90024

INFORMATION STATEMENT

(Pursuant to Section 14(f) of the Securities Exchange Act of 1934

and Rule 14f-1 thereunder)

THIS INFORMATION STATEMENT IS BEING PROVIDED FOR INFORMATIONAL PURPOSES ONLY. NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO THE COMPANY.

INTRODUCTION

This Information Statement is being filed on or about July 11, 2019 for the benefit of holders of record at the close of business on July 11, 2019 (the “Record Date”), of shares of common stock, par value $0.01 per share (the “Common Stock”), of Imaging3, Inc., a California corporation (the “Company”), in connection with the change of control of and composition of the Board of Directors of the Company (the “Board”) as contemplated by that certain share exchange (the “Share Exchange”) effected by the execution and delivery of: (i) that certain Share Exchange Agreement on May 31, 2019 (the “Share Exchange Agreement”), by and among the Company, Grapefruit Boulevard Investments, Inc., a Delaware corporation (“GBI”), and the stakeholders of GBI (the “Stakeholders”). The transactions contemplated by the Share Exchange were consummated on July 10, 2019 (the “Closing Date”).

The Share Exchange will be described more fully in that certain Current Report on Form 8-K that will be filed with the Securities and Exchange Commission (the “SEC”) on or before July 15, 2019. A copy of the executed Share Exchange Agreement will be attached as an exhibit to such report.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s security-holders.

No action is required by the Company’s stockholders in connection with this Information Statement.

CHANGE OF CONTROL

You are not required to vote on either the change of control or the addition of directors and your vote is not requested. Normally, the election of directors requires a vote of the holders of Common Stock entitled to vote. In this case, the Company’s former directors and one current director have appointed new directors to the Board. Therefore, no vote of stockholders of the Company is required to effect or ratify the appointment of the new directors.

On July 10, 2019, the Company effected a Share Exchange pursuant to the Share Exchange Agreement. On the Closing Date, the Company issued to the Stakeholders an aggregate of approximately three hundred sixty-two million, two hundred, twenty-nine thousand, one hundred and one (363,298,851) newly issued shares of Common Stock of the Company, $0.001 par value, in exchange for 100% of the shares of GBI’s common stock. As a result thereof, GBI became a wholly owned subsidiary of the Company.

In addition, on June 3 2019, the (‘Execution Date”) George Zdasiuk submitted his resignation as a member of the Board, effective immediately, John Hollister submitted his resignation as Chief Executive Officer, effective immediately, Kenneth J. Beihl resigned as an officer of the Company, effective immediately, and Jeffrey N. Peterson submitted his resignation as Chairman of the Board, effective immediately, and as a member of the Board, which resignation shall become effective on the 10th day following the filing of this information statement to the stockholders of the Company (the “Effective Date”). Prior to the above resignations on the Execution Date, Bradley Yourist was appointed as Chief Executive Officer, President, Director and Chairman of the Board, effective immediately, and Daniel Yourist was appointed as Chief Financial Officer, Corporate Secretary and as a member of the Board of Directors, effective immediately.

CHANGES TO THE BOARD OF DIRECTORS

On the Execution Date, George Zdasiuk resigned as a member of the Board, which resignation was effective on such date, and Jeffrey N. Peterson resigned as a member of the Board, which resignation shall become effective on the Effective Date, and Bradley Yourist and Daniel Yourist were appointed as Chairman of the Board and as a member of the Board, respectively.

DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

To the best of the Company’s knowledge, except as set forth below, the incoming directors have not been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. The names of the Company’s officers and directors as of the Record Date, as well as certain information about them, are set forth below:

Name	Age	Position(s)
Jeffrey N. Peterson	63	Chairman of the Board
George Zdasiuk	67	Director
John Hollister	58	Chief Executive Officer,Director
Kenneth J. Biehl	64	Executive Vice-President and Chief Financial Officer

The names of the Company’s officers and directors as of the Effective Date, as well as certain information about them, are set forth below:

Name	Age	Position(s)
Bradley Yourist	50	Chief Executive Officer, President, Chairman
Daniel Yourist	51	Chief Financial Officer, Director
John Hollister	58	Director

Mr. Bradley J. Yourist is a Director and Chief Operating Office of Grapefruit Boulevard Investments, Inc. (“Grapefruit”), a State of California Licensed Cannabis Distribution and Manufacturing Company located in the City of Desert Hot Springs. Mr. Yourist has gained hands on experience in the daily operations of Grapefruit’s distribution and manufacturing divisions. Mr. Yourist understands the California wholesale cannabis market and its market trends. Mr. Yourist has been instrumental in launching Grapefruit’s edible division and has set-up strategic relationships to work with other California licensed companies to produce high quality cannabis infused edibles for the California retail market. Currently, Mr. Yourist and his team are also responsible for planning and licensing a Type 6 ethanol cannabis extraction laboratory located adjacent to the distribution arm in Desert Hot Springs. Prior to 2018, Mr. Yourist has advised Prop. 215 ‘compliant’ medical cannabis cultivation operations and learned first-hand of the potential medical benefits of cannabis use for both cancer and terminally ill patients. Mr. Yourist is also an active member of the State Bar of California and has several published appellate opinions to his credit and has held a California real estate broker license since 1995. Mr. Yourist graduated with honors, and as a member of the law review at the University of La Verne School of Law, and he did his undergraduate work a California State University of Northridge where he earned his BA in Political Science.

Mr. Daniel J. Yourist is a Director and Chief Operating Officer of Grapefruit Boulevard Investments, Inc., a State of California Licensed Cannabis Distribution and Manufacturing Company located in the City of Desert Hot Springs. Mr. Yourist has extensive compliance and operational experience in all facets of managing a California Cannabis business – from sourcing, purchasing and selling compliant cannabis goods to retailers, manufacturers and distributors to ensuring compliance with State and Local Cannabis Laws and Regulations. Mr. Yourist is seasoned, precise and will bring clarity to the regulatory atmosphere at GBI as well as his comprehensive working knowledge of the operational aspects of distribution. Daniel J. Yourist is an active member of the State Bar of California and has held California Real Estate Broker license since 2000. He is a licensing expert in the cannabis space. Mr. Yourist also has extensive employment law, litigation and appellate experience.

Involvement in Certain Legal Proceedings.

To the best knowledge of the Company, no officer, director or 5% or greater shareholder of the Company has, during the last five years: (i) been convicted in or is currently subject to a pending a criminal proceeding; (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to any federal or state securities or banking laws including, without limitation, in any way limiting involvement in any business activity, or finding any violation with respect to such law, nor (iii) has any bankruptcy petition been filed by or against the business of which such person was an executive officer or a general partner, whether at the time of the bankruptcy of for the two years prior thereto.

Board Committees

We have not established any committees, including an Audit Committee, a Compensation Committee or a Nominating Committee, any committee performing a similar function. The functions of those committees are being undertaken by the Board as a whole.

Director Independence

The Board does not believe that any of the members of the Board, whether prior or subsequent to the Effective Date, qualify as independent under the rules of any of the national securities exchanges.

DESCRIPTION OF SECURITIES

The authorized capital stock of the Company consists of 1,000,000,000 shares of Common Stock.

Common Stock

Holders of Common Stock are entitled to one vote for each share on all matters submitted to a stockholder vote. Holders of Common Stock do not have cumulative voting rights. Holders of Common Stock are entitled to share in all dividends that the Board, in its discretion, declares from legally available funds. In the event of our liquidation, dissolution or winding up, subject to the preferences of any shares of our preferred stock which June then be outstanding, each outstanding share entitles its holder to participate in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock.

Holders of Common Stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions for the common stock. The rights of the holders of Common Stock are subject to any rights that June be fixed for holders of preferred stock, when and if any preferred stock is authorized and issued. All outstanding shares of Common Stock are duly authorized, validly issued, fully paid and non-assessable.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of the Record Date, certain information regarding the beneficial ownership of the shares of Common Stock by: (i) each person who, to the Company’s knowledge, beneficially owns 5% or more of the shares of Common Stock and (ii) each of the Company’s directors and “named executive officers.” As of the Record Date, there were 85,201,888 shares of Common Stock issued and outstanding.

Name and address of Beneficial Owner	Number of Shares of Common Stock	Percent of Class (1)

Directors and Named Executive Officers:

Jeffrey N. Peterson	4,589,230	5.3

John Hollister	4,300,000	5.0

All officers and directors as a group:	8,889,230	10.3

5% or Greater Beneficial Owners

None

LEGAL PROCEEDINGS

To the Company’s knowledge, no director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

COMPENSATION OF DIRECTORS

The Company has not paid compensation to its members of the Board for serving as such. The Board may in the future decide to award the members of the Board cash or stock based consideration for their services to the Company, which awards, if granted shall be in the sole determination of the Board.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the State of Delaware require approval of the any transaction referred to herein. No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only.

This Information Statement has been filed with the Securities and Exchange Commission and is available electronically on EDGAR at www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Imaging3, Inc.

Date: July 11, 2019	By:	/s/ Bradley Yourist
Bradley Yourist
Chief Executive Officer